UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 13, 2022, JX Luxventure Limited (the “Company”), a service provider delivering comprehensive solutions to global elite families with business segments covering menswear, cross-border merchandise, airfare and tourism,  appointed Ms. Ting Ting Jiang as the Director of Marketing.

With over 15 years of experience, Ms. Jiang is an expert in brand promotion and marketing. She had worked with several major companies in senior roles, including Chief Operating Officer and Chief Marketing Officer. Her experience included working with companies such as HC Group (02280.HK) and Wetrade Group INC.

On April 13, 2022, the Company issued the press release furnished herewith as Exhibit 99.1 regarding the appointment of Ms. Ting Ting Jiang as Director of Marketing.

On April 9, 2022, the Company dismissed its independent registered public accounting firm, WWC, P.C. The Board of Directors of the Company approved the dismissal of WWC, P.C. and approved the engagement of Onestop Assurance PAC as our independent registered public accounting firm, to audit the Company’s financial statements for the year ended December 31, 2021, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) for foreign private issuers and the PCAOB.

During the Company’s fiscal year ended December 31, 2020 and the subsequent interim period preceding their dismissal, there were no disagreements with WWC, P.C., whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of WWC, P.C. would have caused them to make reference to the subject matter of the disagreement in connection with their report on the Company’s financial statements.

During the two most recent fiscal years and the interim periods preceding the engagement, and through the date of this Current Report on form 6-K (the “Report”), neither the Company nor anyone on its behalf has previously consulted with Onestop Assurance PAC regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided nor oral advice was provided to the Company that Onestop Assurance PAC concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as defined in paragraph 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph 304(a)(1)(v)) of Regulation S-K).

We have provided WWC, P.C. with a copy of the disclosures we are making in this Report and have requested that WWW, P.C. furnish us with a letter addressed to the SEC stating whether such firm agrees with the above statements or, if not, stating the respects in which it does not agree. We have received the requested letter from WWC, P.C. and a copy of the letter is filed with this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

16.1	Letter from WWC, P.C dated April 13, 2022
99.1	Press Release

3